UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20160035

DIVISION OF
CORPORATION FINANCE

November 22, 2016

Paul M. Neuhauser
pmneuhauser@aol.com

Re: Walgreens Boots Alliance, Inc.
Incoming letter dated November 12, 2016

Dear Mr. Neuhauser:

This is in response to your letter dated November 12, 2016 concerning the shareholder proposal submitted to Walgreens Boots Alliance by the Sisters of St. Francis of Philadelphia et al. We also have received a letter on Walgreens Boots Alliance's behalf dated November 17, 2016. On November 7, 2016, we issued a no-action response expressing our informal view that Walgreens Boots Alliance could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Elizabeth M. Murphy
Associate Director, Legal

cc: Martin P. Dunn
Morrison & Foerster LLP
mdunn@mofo.com

MORRISON | FOERSTER

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TELEPHONE: 202.887.1500
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MDunn@mofo.com

1934 Act/Rule 14a-8

November 17, 2016

VIA E-MAIL *(shareholderproposals@sec.gov)*

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Walgreens Boots Alliance, Inc.
Stockholder Proposal of Sisters of St. Francis of Philadelphia, Sisters of St. Joseph of Peace, Sisters of the Humility of Mary, Sisters of Charity of St. Elizabeth, and Trinity Health

Dear Ladies and Gentlemen:

This letter concerns the November 12, 2016 letter (the "***Reconsideration Request***") sent on behalf of Sisters of St. Francis of Philadelphia, Sisters of St. Joseph of Peace, Sisters of the Humility of Mary, Sisters of Charity of St. Elizabeth, and Trinity Health (the "***Proponents***") requesting that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") reconsider its response, dated November 7, 2016 (the "***No-Action Letter***") to a September 9, 2016 no-action request (the "***No-Action Request***") from us on behalf of our client Walgreens Boots Alliance, Inc., a Delaware corporation (the "***Company***"). For the reasons discussed below, the Company is of the view that the Staff should not reconsider the position it expressed in the No-Action Letter. As the Company intends to mail proxy materials for its 2017 Annual Meeting of Stockholders on or about December 8, 2016, the Company respectfully requests that the Staff concur with the Company's view promptly to ensure adequate time for preparation and printing of those materials.

We have concurrently sent copies of this correspondence to the Proponents. Capitalized terms used but not defined herein have the meanings assigned to them in the No-Action Request.

I. THERE IS NO BASIS FOR RECONSIDERATION

For the reasons set forth in the No-Action Request, the Company continues to be of the view that it may properly omit the Proposal and Supporting Statement from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(7) as the Proposal relates to the Company's ordinary business operations. In addition, and as discussed in detail below, the Company is of the view that the Reconsideration Request provides no basis for the Staff's reconsideration of the No-Action Letter.

A. The Proponents' Arguments have been considered previously by the Staff

On November 7, 2016, the Staff issued the No-Action Letter. In the No-Action Letter, the Staff noted the following: (1) "The proposal requests that the board issue a report assessing the financial risk, including long-term legal and reputational risk, of continued sales of tobacco products in the company's stores;" and (2) "There appears to be some basis for your view that Walgreens Boots Alliance may exclude the proposal under rule 14a-8(i)(7), as relating to Walgreens Boots Alliance's ordinary business operations."

In the Reconsideration Request, the Proponents express their belief that a sufficient nexus exists between a retailer's operations and a proposal relating to the retailer's sale of a tobacco products such that the Proposal should not be excludable under Rule 14a-8(i)(7) as it relates to a significant public policy issue. Although the Reconsideration Request contains no direct references to Staff precedent, it does loosely compare the Proposal to Staff precedent that denied the exclusion of proposals submitted to retailers regarding animal welfare, specifically the methods of slaughtering or raising chickens, and suggests that the Proposal contains a more compelling nexus than existed in the Staff precedent regarding animal welfare. The Reconsideration Request contains no adequate basis for reconsideration, as the Proponents' argument in the Reconsideration Request is identical to arguments that have shown to be insufficient in prior Staff correspondence.

In response to the No-Action Request, the Proponents submitted to the Staff, on October 28, 2016, a letter (the "***Proponents' Letter***") expressing the view that the Proposal may not be excluded from the 2017 Proxy Materials. The Proponents' Letter, among other things, specifically compares the Proposal to Staff precedent on animal welfare:

> "We are further puzzled as why there is a nexus to animal cruelty for a retailer who sells animal products, raised by others, (see, e.g. *Denny's Corp.* (March 17, 2009) (cage free eggs); *Wendy's International, Inc.* (February 19, 2008 (cage free eggs); *Chipotle Mexican Grill, Inc.* (February 20, 2008) ("welfare of birds"); *Wal-Mart Stores, Inc.* (March 31,

2010) (less cruel method of slaughtering chickens) but not for a retailer who sells [tobacco products]."[1]

As the Proponents submitted the Proponents' Letter to the Staff more than a week prior to the Staff's issuance of the No-Action Letter, it appears clear that the Staff had adequate time to consider the Proponents' arguments set forth in the Proponents' Letter. As the arguments made in the Reconsideration Request are identical to arguments made in the Proponents' Letter, the Reconsideration Request contains no information that the Staff has not already considered; it fails to present any new facts or new arguments that would provide a basis for reconsideration. Accordingly, the Reconsideration Request provides no basis for reconsideration.

B. The Company has directly addressed the Proponents' Arguments

As noted above, in the Reconsideration Request the Proponents argue that a sufficient nexus exists between a retailer's operations and a proposal relating to the retailer's sale of a tobacco products, such that the Proposal should not be excludable under Rule 14a-8(i)(7) as it relates to a significant policy issue. The Company directly addressed this argument in the No-Action Request.[2] In particular, the Company cited the Staff's long-standing precedent regarding retailer sales of tobacco products that makes clear such proposals may be excluded Rule 14a-8(i)(7). *See, e.g., Rite Aid Corp.* (Mar. 24, 2015) (concurring in the exclusion of a proposal requesting additional oversight on the sale of certain products, in particular tobacco products, because the proposal concerned the "products and services offered for sale by the company"); *CVS Caremark Corp.* (Feb. 25, 2010) (concurring in the exclusion of a proposal requesting a report to shareholders on how the company is responding to rising public pressures to discourage sales of tobacco products, because the proposal concerned the "sale of tobacco products" and "CVS is not involved in manufacturing tobacco products"); *Rite Aid Corp.* (Mar. 26, 2009) (concurring in the exclusion of a proposal requesting a report to shareholders on how the company is responding to rising regulatory, competitive and public pressures to halt sales of tobacco products, because the proposal concerned the "sale of a particular product"); and *CVS Caremark Corp.* (Mar. 3, 2009) (same). Although tobacco proposals may involve a significant policy issue, as recently as March 2015 (*see Rite Aid Corp.*), the Staff has concurred that a sufficient nexus between a tobacco proposal and the retailer of tobacco products does not exist such that the proposal must be included in the retailer's proxy materials.

In Staff Legal Bulletin 14H (Oct. 22, 2015) ("***SLB 14H***"), the Staff provided its views regarding the scope and application of Rule 14a-8(i)(7) in light of the U.S. Court of Appeals for the Third Circuit's decision in *Trinity Wall Street v. Wal-Mart Stores, Inc.*[3] Following a

---

1 *See* Proponents' Letter at page 10.

2 *See* No-Action Request at pp. 8-9.

3 792 F.3d 323 (3d Cir. 2015).

discussion of its views on the majority and concurring opinions, the Staff emphasized that it "intends to continue to apply Rule 14a-8(i)(7) as articulated by the Commission and consistent with the [Staff]'s prior application of the exclusion." In the Proponents' Letter, the Proponents acknowledge that the Staff consistently has concurred with the exclusion of proposals that concern the sale of tobacco products by retailers and asks the Staff to overturn that precedent. The Proponents, however, provide no compelling rationale for why circumstances have changed in relation to tobacco products such that the Staff should ignore its long-standing view that retailers of such products may exclude proposals like the Proposal from their proxy materials. Accordingly, and consistent with SLB 14H and the Staff precedent noted above and in the No-Action Request, the Company continues to be of the view that the Company may properly omit the Proposal in reliance on Rule 14a-8(i)(7). Further, as the No-Action Request directly addressed the arguments made in the Reconsideration Request and the Staff considered these arguments in issuing the No-Action Letter, we are of the view that the Reconsideration Request contains no basis for the Staff's reconsideration.

II. CONCLUSION

For the reasons set forth above, the Company believes that reconsideration of the No-Action Letter is not appropriate. Further, based on the discussion above and the discussion in the No-Action Request, the Company continues to be of the view that it may properly omit the Proposal and Supporting Statement from its 2017 Proxy Materials in reliance on Rule 14a-8. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,

Martin P. Dunn
of Morrison & Foerster LLP

cc: Tom McCaney, Associate Director, Corporate Social Responsibility, Sisters of St. Francis of Philadelphia
Paul M. Neuhauser, Esq.
Collin G. Smyser, Vice President, Corporate Secretary, Walgreens Boots Alliance, Inc.
Mark L. Dosier, Director, Securities Law, Walgreens Boots Alliance, Inc.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

November 12, 2016

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Jonathan Ingram, Esq.
Deputy Chief Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Walgreens Boots Alliance, Inc.

Dear Sir/Madam:

On behalf of the Sisters of S. Francis of Philadelphia, the Sisters of St. Joseph of Peace, the Sisters of the Humility of Mary, the Sisters of Charity of St. Elizabeth and Trinity Health I (hereinafter referred to jointly as the "Proponents") we hereby request reconsideration of the Staff decision dated November 7, 2016, granting no-action relief to Walgreen Boots Alliance, Inc. ("Walgreens") with respect to the shareholder proposal submitted to Walgreens by the Proponents.

In the event that reconsideration is denied, we request that the matter be submitted to the Commission for its consideration.

We are unable to understand how there can be a nexus to the evil of cruelty to animals by a passive retailer who merely sells the already dead chicken that it has purchased from the actual creator of the purported evil (cruel method of slaughter or in the raising of the bird), but there is no nexus to the health effects associated with tobacco by a pharmacist who sells a product that, when used as intended, causes illness and death to a majority of those who use the product. Unlike the situation with regard to chickens there is nothing inherently evil in the manufacturing process of tobacco products. It is only on the sale of the product to the consumer that the societal evil occurs. We therefore believe that there is a sufficient nexus to the evils of tobacco use by consumers to cause the Proponents' shareholder proposal to raise a significant policy issue for Walgreens, a purported purveyor of health products.

We attach a copy of our earlier letter dated October 28, 2016, which lays out our argument in greater detail.

Very truly yours,

Paul M. Neuhauser

Cc: Martin Dunn
All proponents
Josh Zimmer

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

October 28, 2016

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Matt McNair, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Walgreens Boots Alliance, Inc.

Dear Sir/Madam:

I have been asked by the Sisters of St. Francis of Philadelphia, the Sisters of St. Joseph of Peace, the Sisters of the Humility of Mary, the Sisters of Charity of St. Elizabeth and Trinity Health (hereinafter referred to jointly as the "Proponents"), each of which is the beneficial owner of shares of common stock of Walgreens Boots Alliance, Inc. (hereinafter referred to either as "Walgreens" or the "Company"), and who have jointly submitted a shareholder proposal to Walgreens, to respond to the letter dated September 9, 2016, sent to the Securities & Exchange Commission by the Company, in which Walgreens contends that the Proponents' shareholder proposal may be excluded from the Company's year 2017 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Walgreens' year 2017 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponents' shareholder proposal requests the Company to prepare a report "assessing the financial risk, including long-term legal and reputational risk, of continued sales of tobacco products in our stores".

THE COMPANY

The Company is in the retail pharmaceutical business. According to Walgreens' Form 10-K for the fiscal year ended August 31, 2016, it has three business segments, namely Retail Pharmacy USA, Retail Pharmacy International and Pharmaceutical Wholesale. (Page 3.) The Wholesale segment sells primarily to independent pharmacists and doctors (page 6) and therefore is itself fairly retail. In addition to the sale of prescription drugs, healthcare products and non-prescription drugs, Walgreens sells general merchandise, including tobacco products.

RULE 14a-8(i)(7)

There are some matters as to which there is no disagreement. These include that proposals dealing with the sale of a particular product are "ordinary business" matters and that, because of the lethal nature of the product, both to its purchasers and to those in close contact with the purchasers, proposals relating to tobacco may raise significant policy issues for a registrant, thereby precluding an exclusion based on "ordinary business".

The matter at issue is whether a "sufficient nexus exists between the nature of the proposal and the company". Staff Legal Bulletin No. 14E (October 27, 2009). In the instant case that translates into the question of whether there is a sufficient nexus between sales of tobacco products by a pharmaceutical company and the health and societal evils resulting from tobacco use. We submit that such a nexus exists and is generally recognized in society. We recognize that the Staff decided to the contrary in *Rite Aid Corp.* (March 15,2015), but believe that the matter should be reconsidered since in that case the proponents argued that the proposal was a general one, not a tobacco proposal, and therefore did not address the merits of whether the nexus actually exists.

At the outset, we note that the Staff in the *Rite Aid* letter (as well as routinely in other letters) states that "generally" proposals dealing with sales of particular products are excludable under Rule 14a-8(i)7). We believe that sales of tobacco products by pharmaceutical companies constitute an exception to that general rule.

Walgreens itself has recognizes that sales of controversial products could harm its reputation and therefore any products that it sells could create financial risk for the Company. Thus, on page 16 (opening sentence of next to last risk factor discussed on that page) of Walgreens' most recent 10-K, the Company states, in discussing "Risk Factors":

> If negative publicity, even if unwarranted, related to safety or quality . . . or other issues damage our brand image and corporate reputation . . . our businesses may suffer.

The Company also states (page 26) :

> We could be adversely affected by changes in consumer spending levels and shopping habits and preferences, *including attitudes towards our retail and product brands.* (Emphasis supplied.)

Thus, Walgreens acknowledges that controversial sales practices could adversely affect its business. We believe that the sale of tobacco products is such a sales practice and that there is a sufficient nexus between such sales by Walgreens and the death of its customers, and (via secondhand smoke) of their family members, as to create a significant policy issue for the Company.

In support of the requisite nexus we draw the Staff's attention to a number of factors.

1. Government Regulation of Tobacco Sales

In 2009 the Congress enacted the Family Smoking Prevention and Tobacco Control Act (the "Act") by votes of 79-17 in the Senate (where it had 57 co-sponsors) and 307-97 in the House (where it had 178 co-sponsors). Among the Findings set forth in Section 2 of the Act are:

2) A consensus exists within the scientific and medical communities that tobacco products are inherently dangerous and cause cancer, heart disease, and other serious adverse health effects.

(3) Nicotine is an addictive drug. . . .

(6) Because past efforts to restrict advertising and marketing of tobacco products have failed adequately to curb tobacco use by adolescents, comprehensive restrictions on the sale, promotion, and distribution of such products are needed. . . ..

(13) Tobacco use is the foremost preventable cause of premature death in America. It causes over 400,000 deaths in the United States each year, and approximately 8,600,000 Americans have chronic illnesses related to smoking.

The Act amends the Federal Food, Drug and Cosmetics Act by inserting a new Section 906(d) applicable not to those who actually manufacture tobacco products, but rather to the retail sale and distribution of tobacco products:

Restrictions (1) In general

The Secretary may by regulation require restrictions on the sale and distribution of a tobacco product, including restrictions on the access to, and the advertising and promotion of, the tobacco product, if the Secretary determines that such regulation would be appropriate for the protection of the public health. . . . .

(3) Limitations

(A) In general

No restrictions under paragraph (1) may—

prohibit the sale of any tobacco product in face-to-face transactions by a specific category of retail outlets. . . .

The Act does not preempt states from adopting their own restrictions on the sale, distribution and advertising of tobacco products. Section 916 provides:

Preservation of state and local authority

(a) In General

(1) Preservation

Except as provided in paragraph (2)(A), nothing in this chapter, or rules promulgated under this chapter, shall be construed to limit the authority of a Federal agency (including the Armed

Forces), a State or political subdivision of a State, or the government of an Indian tribe to enact, adopt, promulgate, and enforce any law, rule, regulation, or other measure with respect to tobacco products that is in addition to, or more stringent than, requirements established under this chapter, including a law, rule, regulation, or other measure relating to or prohibiting the sale, distribution, possession, exposure to, access to, advertising and promotion of, or use of tobacco products by individuals of any age, information reporting to the State, or measures relating to fire safety standards for tobacco products. No provision of this chapter shall limit or otherwise affect any State, tribal, or local taxation of tobacco products.

The Regulations promulgated under the Act are summarized in a document entitled "Guidance for Industry: Tobacco Retailer Training Programs" published by the FDA as follows:

A. Provisions Regarding Sale and Distribution
The regulation imposes, among other things, the following restrictions on sale and distribution of, including youth access to, cigarettes and smokeless tobacco.

Retailers of tobacco products MUST:
1. Not sell cigarettes or smokeless tobacco to persons younger than 18 years of age (21 CFR 1140.14(a)).
2. Verify the age of purchasers of cigarettes or smokeless tobacco who are under the age of 27 by means of photographic identification that contains the bearer's date of birth (21 CFR 1140.14(b)).
3. Only sell cigarettes or smokeless tobacco in direct, face-to-face transactions, with limited exceptions (21 CFR 1140.14(c), 1140.16(c)).
4. Not sell cigarettes and smokeless tobacco using vending machines or self-service displays unless they are located in a facility where the retailer ensures that persons younger than 18 years of age are not present or permitted to enter at any time (21 CFR 1140.16(c)).
5. Remove or bring into compliance all self-service displays, advertising, labeling and other items located in the retailer's establishment that do not comply with the requirements under 21 CFR 1140 (21 CFR 1140.14(e)).
6. Not break or otherwise open packages of cigarettes to sell or distribute single cigarettes or sell any package with less than 20 cigarettes (21 CFR 1140.14(d), 21 CFR 1140.16(b)).
7. Not break or otherwise open packages of smokeless tobacco to sell or distribute any quantity of cigarette tobacco or smokeless tobacco that is smaller than the smallest package distributed by the manufacturer for individual use (21 CFR 1140.14(d)).

8. Not distribute free samples of tobacco products, except for samples of smokeless tobacco products in a qualified adult-only facility, as defined by the regulations (21 CFR 1140.16(d)).

In addition states have enacted their own restrictions on the sale of tobacco. See, for example Maine Statutes Title 22, Section 1555-B.1.

Notably, cities such as San Francisco and Boston have prohibited pharmacies from selling cigarettes.

Furthermore, both the Federal and state governments tax tobacco sales at high rates intended to discourage sales. According to the FDA's Campaign for Tobacco-Free Kids (July 14, 2016), the average combined state and Federal taxes on a pack of cigarettes is $2.66, although in Chicago it is $6.16 and in New York City it is $5.85. Without taxes a pack would sell for an average of about $3.35 rather than $6.01. It is obvious that sales taxes of up to 188% of the price of the product are intended to directly and adversely impact the retail sales of cigarettes. This governmental policy to damp down cigarette sales at the retail level is in contrast to other special retail taxes, such as on gasoline, where the object is to provide funds for roads, not to decrease sales (See e.g. Federal gas tax and, in the news recently, a 23 cents increase in New Jersey to fund transportation infrastructure.)

In summary, the various levels of government have clearly spoken via various policies in favor of restricting the retail sale of tobacco.

2. Non-Governmental Restrictions on Retail Sales

One of Walgreens' competitors, CVS Caremark announced last year that it would no longer sell cigarettes. According to a CNN report:

Copyrighted Material Omitted

The article states that CVS will lose about two billion in sales per year as a result of that move.

Other stores that have also adopted a policy of not selling cigarettes include Target and Wegmans, each of which have pharmacies.

The undersigned conducted a brief survey of stores located near his summer home in Spruce Head, Maine, in order to see how such stores handled the sale of cigarettes. It was readily apparent that all the stores visited treated the sale of cigarettes very differently from the sale of other goods, even goods that are illegal to sell to minors. One category of stores investigated was General Stores located neighboring small villages (Spruce Head being so small it has no stores). The General Store in Tenants Harbor had wine and beer available on open shelves, but cigarettes were only available behind the counter. The General Store in South Thomaston followed a similar pattern with wine, beer and liquor available on open shelves, but cigarettes restricted to behind the counter. The same pattern prevailed at Rite Aid in Rockland, where wine, beer and liquor were on open shelves out of view from the counter, but cigarettes were available only behind the counter. The identical pattern appeared at Rockland convenience stores located at gas stations, both at a Shell station and at Maritime, a local company with a half dozen outlets, where, in each case, wine and beer were on open shelves and cigarettes only behind the counter. Stores with multiple check lanes had an even stricter policy. At the Rockland Walmart, there was wine and beer available on open shelves far from the surveillance by store employees, but cigarettes available only at one out of eleven checkout lanes (and nowhere near the self-checkout lanes). Finally, the two supermarkets (Hannaford and Shaw's) in Rockland followed the most restrictive regime. Although each had wine, beer and liquor on open shelves far from the view of the checkout employees, there were no cigarettes at any of the multiple checkout lanes. Instead they were kept in a locked cabinet accessible by certain employees only.

In summary, because of the extremely sensitive nature of selling cigarettes at the retail level, stores have either banned their sale completely or adopted severe restrictions on the ready availability of cigarettes.

Thus, companies such as CVS, Target and Wegmans have concluded that selling cigarettes does, indeed, present a significant policy issue for a retail pharmacy. In this connection, we note that CVS has conducted a study on the effect of its ban on cigarette sales. An article in USA Today (www.usatoday.com/story/news/2015/09/02/cvs-stopping-tobacco) states:

Copyrighted Material Omitted

3. Medical Opinion on Sales of Cigarettes by Pharmacies

As noted in the seventh Whereas Clause of the proposal, the sale of cigarettes by pharmacies has been condemned by medical opinion, including by the American Pharmacists Association, the American Lung Association, the American Academy of Pediatrics and the American Medical Association.

The Pharmacists Association called, in effect, for various boycotts of pharmacies that sell cigarettes, including denial of their state license to operate. A boycott by pharmacists, as called for by their Association, would undoubtedly adversely affect the revenues of Walgreens' Pharmaceutical Wholesale Division, which is highly dependent on sales to local pharmacies.

4. Media

The sale of cigarettes by pharmacies has attracted considerable attention, as illustrated by the articles cited in the final Whereas Clause.

Copyrighted Material Omitted

5. Other

Again, as noted in the sixth Whereas Clause of the proposal, even law enforcement personnel have condemned the sale of cigarettes by pharmacies.

6. Summary

Walgreens facilitates the perpetration of the evil created by the tobacco manufacturers. It is the essential middleman between those manufacturers and the deaths that they cause. It facilitates and profits from the evil. Indeed, it is the co-cause of the deaths.

Concern about where and how cigarettes are sold is widespread, especially when the retailer is a pharmacy. This can be seen not only in government restrictions, but also in the alarm being evinced in the media and medical circles, especially within the pharmacy profession.

The incongruity of Walgreens selling cigarettes raises substantial financial and other risks for the Company. The public may well come to view Walgreens as an unworthy hypocrite.

CONCLUSION

It should seem self-evident that the sale by a retail pharmaceutical company of a product that, *when used as intended*, is highly likely to kill not only the retail pharmacy’s own customer, but also, via second hand smoke, to kill those closely associated with the customer, must surely raise a significant policy issue for that retailer.

The Staff has opined in other contexts that registrants other than the ”manufacturer” of the controversial product, but who facilitate the “evil” at issue may nevertheless have a sufficient nexus so as to prevent the application of (i)(7). For example, as far back as the time of South African Apartheid the Staff refused to exclude shareholder proposals to American banks asking them not to lend to the South African operations of their customers. The banks themselves had no contact whatsoever with South Africa or Apartheid, but their clients did.

Similarly, in the case of “supply chain” proposals it is seldom that the registrant itself is the operator of the sweat shop. Rather it is the registrant’s supplier. Although the registrant may not be the manufacturer of the product, nevertheless the Staff has consistently held that there is sufficient nexus. We fail to understand why there is a nexus when the question is the treatment of sweatshop employees but not when it is a question of providing customers with a product that, when used as intended, will kill them.

We are further puzzled as why there is a nexus to animal cruelty for a retailer who sells animal products, raised by others, (see, e.g. *Denny’s Corp.* (March 17, 2009) (cage free eggs); *Wendy’s International, Inc.* (February 19, 2008 (cage free eggs); *Chipotle Mexican Grill, Inc.* (February 20, 2008) (“welfare of birds”); *Wal-Mart Stores, Inc.* (March 31, 2010) (less cruel method of slaughtering chickens) but not for a retailer who sells a product which, when used as intended, will likely kill the customer. Surely human life, and especially the life of the customer, is a more significant policy issue for the retailer than possible harm to a chicken.

Since retail pharmacies should be in the business of protecting the health of their customers, not killing them, the Proponents’ shareholder proposal raises a significant policy issue for Walgreens.

In conclusion, we request that the Staff inform the Company that the SEC Proxy Rules require denial of the Company’s no-action letter request. We would appreciate your telephoning the undersigned at (beginning November 4) 941-349-6164 with respect to any questions in connection with this matter or if the Staff wishes any further information. Faxes can be received at the same number and mail and email addresses appear on the letterhead.

Very truly yours,

Paul M. Neuhauser

cc: Martin Dunn
All proponents
Josh Zinner